Exhibit 99.2

ASX Announcement (Code: ASX: PRR; NASDAQ: PBMD; ISIN:US74154B2034)

16 November 2012

CHAIRMAN’S ADDRESS - PRIMA BIOMED LTD 2012 ANNUAL GENERAL MEETING

Welcome to the Prima Biomed Ltd Annual General Meeting for 2012. It is a pleasure to see our shareholders here in attendance today and those joining us by conference call. We really appreciate our investors’ support of the very important work we do here at Prima, trying to harness the immune system to fight and control cancer.

Prima is one of the global leaders in the emerging field of immunotherapy for treating cancer and the past year has been one of meeting significant milestones. We are at the forefront of the technology that uses personalized cells to make immune therapy products. The US company Dendreon was the first company to market a personalized cell therapy for prostate cancer, which was an important scientific accomplishment demonstrating the potential of the field. But their launch of Provenge has highlighted some very important operational and manufacturing issues with these personalized products, not to mention some significant market competition that Dendreon has in the prostate cancer space.

Prima’s technology platform consists of a number of key elements that differentiate us in the personalized cell therapy field:

•	In nearly all cases, we are able to produce a full course of dosing in one manufacturing process, instead of requiring multiple production runs to treat each patient.

•	We freeze our product, which allows for a longer shelf life and flexibility in dosing times.

•	CVac is administered in 1 ml intradermal injections, which is minimally invasive to the patient.

•	We moved early on to assure global manufacturing reach, which gives us access to a much larger potential market.

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Ovarian cancer is an unmet need with little or no direct competition in the maintenance space. The last new product to have an effect on survival of ovarian cancer patients was Taxol, approved 20 years ago.

•	The mucin 1 target for CVac has potential in multiple cancer types.

Although, being in this exciting space means we will have our challenges and setbacks from time to time, as is always the case in breaking new scientific ground, I am confident we have the right team, the right science, the right intellectual property, and the dedication to achieve success – and we continuously look to improve in these areas.

The development of new and groundbreaking treatments is an inherently risky endeavor. While the projected times and the forecast costs for the CANVAS trial will be more than originally expected, we currently have the cash resources for the next 14-16 months. CANVAS is clearly a major undertaking, and I know some people are concerned about what appears to be a slower than anticipated roll out of the trial. Being in such a groundbreaking and innovative space, we are very attentive to the quality of the work we need to do and we take into consideration feedback from a number of advisors and regulators from around the world. While we always want everything done as quickly as possible, we are

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

very careful that the CANVAS project is being done perfectly. We are highly focused on the quality and safety of our research. In particular, we learned a lot about some key areas of our manufacturing in the past year – especially with regards to the M-FP (that is the mucin 1 protein formulation), harmonizing manufacturing centers in 3 global regions, and our cell collection process from patients around the world. We have taken a number of key measures to greatly enhance these areas and we are initiating hospitals at a deliberate pace as we scale manufacturing from a 63-patient study to an 800-patient study.

Looking back over the past year, we have accomplished a number of very important milestones:

•	Manufacturing licenses have been granted by regulators in Germany and Australia to allow us to manufacture CVac for clinical trials

•	We have been awarded a significant research grant in Germany to support our CVac development.

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We started enrollment in our CAN-004 – or “CANVAS” trial, the largest personalized cell therapy trial ever undertaken anywhere in the world. To date, regulators have approved the study in Australia, Belgium, Lithuania, Ukraine and USA.

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To support CANVAS, we have qualified and trained five out of five cell collection centers in Australia, 24 of 25 in Europe, and 12 out of 14 in the US. Once the remaining 3 cell collection centers are signed off, we will have 44 sites incorporated into our manufacturing quality system to support CVac production and we look to increase this number through next year.

•	We have halted some of the non-core activities and undertaken a reorganization of our management as previously advised.

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And we presented our interim data from the ongoing CAN-003 trial, which is the first time we have evaluated CVac in controlled trials and in the intended population of patients in remission. In particular, we had a webcast presentation from Dr. Sharron Gargosky, our CTO, just yesterday. I encourage people to check this out on our website. Though it may be a bit technical, as Dr. Bruce Loveland from our Scientific Advisor Board and Dr. Heidi Gray, the lead investigator of the trial, commented, we are seeing very encouraging trends so far.

In summary, we have built a very solid foundation from which to grow the company. We are able to leverage our past investment and our current expertise in the field to explore CVac in other cancer indications – pending appropriate funding – and we look to outside complementary technology and products that may add value to the company.

As we continue through the next year, there are a number of things to look forward to:

•	More data will be coming out of the CAN-003 trial, with the final patient’s final evaluation in October 2013.

•	We also look to continue progress on our CANVAS trial. The additional data from the CAN-003 trial will help inform us if we need to make any minor adaptations in the CANVAS study.

•	We are continuing our efforts to optimize CVac manufacturing, to improve quality control testing, secure our supply chain, and introduce cost efficiencies.

More strategically, we have renewed our focus on business development efforts to maximize the value of our R&D successes. We look at the potential to work with other complementary technologies and

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

products to leverage our expertise and add value to the company. And we continue dialogue with industry partners that may be able to collaborate later on for potential marketing and sales of a successful CVac product.

Your board of directors is confident in the direction we have taken and look forward to your continued support throughout the next year and beyond.

Lucy Turnbull

Chairman

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889